UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 15 — Final Amendment)
ATARI, INC.
(F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
04651M 20 4
(CUSIP Number)
David Gardner
Infogrames Entertainment S.A.
1 Place Verrazzano
69252 Lyon Cedex 09 France
+33 (0) 4 37 64 30 00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Nilene R. Evans, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
October 8, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.	04651M 20 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON Infogrames Entertainment S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) TO 2(e)

☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		1[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1[2]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON

CO
1     Represents one share of Common Stock (the CUSH Owned Share”) directly held by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames.
2      Represents the CUSH Owned Share.
3      Represents the CUSH Owned Share.

CUSIP No.	04651M 20 4

1	NAME OF REPORTING PERSON California U.S. Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) TO 2(e)

	☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION

	CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF		1

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100.0%

14	TYPE OF REPORTING PERSON

	CO

Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE

This Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission (the “SEC”), as amended by the following amendments filed with the SEC : Amendment No. 1 filed on January 10, 2000, Amendment No. 2 filed on May 26, 2000, Amendment No. 3 filed on October 4, 2000, Amendment No. 4 filed on January 8, 2001, Amendment No. 5 filed on September 24, 2003, Amendment No. 6 filed on February 24, 2004, Amendment No. 7 filed on June 18, 2004, Amendment No. 8 filed on January 14, 2005, Amendment No. 9 filed on January 18, 2005, Amendment No. 10 filed on September 22, 2005, Amendment No. 11 filed on April 18, 2006, Amendment No. 12 filed on October 10, 2007, Amendment No. 13 filed on March 7, 2008 and Amendment No. 14 filed on May 6, 2008 (as so amended, the “Schedule 13D”), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Atari, Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the “Company”). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016. Capitalized terms used and not defined in this Amendment No. 15 shall have the meanings ascribed to them in the Schedule 13D.
Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 is amended to add the following paragraphs:
On October 8, 2008, Infogrames, Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation wholly owned by CUSH, and the Company consummated the Merger pursuant to the Agreement and Plan of Merger dated as of April 30, 2008 (the “Merger Agreement”), as previously reported in the Schedule 13D. A copy of the Merger Agreement was previously filed with the Schedule 13D as Exhibit 99.11. Upon consummation of the Merger, the Company became a wholly owned indirect subsidiary of Infogrames.
At the effective time of the Merger, (1) all shares of the Company’s common stock, par value $0.10 per share then outstanding (other than shares owned by the Filing Persons and shares as to which dissenters’ rights have been properly exercised) were converted into the right to receive $1.68 per share in cash, and (2). the certificate of incorporation and bylaws of Merger Sub became the certificate of incorporation and bylaws, respectively, of the Surviving Corporation (as defined in the Merger Agreement). In addition, effective October 8, 2008, the registration of the shares of Common Stock of the Company under the Securities Exchange Act of 1934, as amended, was terminated.
Item 5. Interest in Securities of the Issuer
Item 5 is amended to add the following paragraph:
The Merger was consummated on October 8, 2008 and the Filing Persons own 100% of the shares of Common Stock of the Company. See Item 4 for additional information.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2008

INFOGRAMES ENTERTAINMENT S.A.
By:	/s/ Fabrice Hamaide
Fabrice Hamaide
Chief Financial Officer

CALIFORNIA U.S. HOLDINGS, INC.
By:	/s/ Fabrice Hamaide
Fabrice Hamaide
Chief Financial Officer